As filed with the Securities and Exchange Commission on September 16, 1998
                                                           Registration No. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          URBAN SHOPPING CENTERS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           Maryland                                   36-3886885
   (State of Incorporation)              (I.R.S. Employer Identification Number)

     900 North Michigan Avenue                                                               Copy of Service to:
            Suite 1500                            Matthew S. Dominski                       Edward J. Schneidman
      Chicago, Illinois 60611                  900 North Michigan Avenue                    Mayer, Brown & Platt
          (312) 915-2000                              Suite 1500                          190 South LaSalle Street
 (Address, Including Zip Code, and              Chicago, Illinois 60611                    Chicago, Illinois 60603
 Telephone Number, Including Area                   (312) 915-2000                             (312) 782-0600
  Code, of Registrant's Principal         (Name, Address, Including Zip Code,
        Executive Offices)                  and Telephone Number, Including
                                            Area Code, of Agent for Service)


         Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                            -------------------

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                    ----------------

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                      ------------------------------------


                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITY     AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING      AMOUNT OF
      TO BE REGISTERED               REGISTERED             SHARE(1)              PRICE(1)        REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
Series A Cumulative Convertible
Redeemable Preferred Stock,
par value $0.01 per share......   2,999,400 shares           $33.34             $99,999,996           $29,500
-------------------------------------------------------------------------------------------------------------------
common stock, par value $0.01
per share......................   2,999,400 shares             -                     -                    -
===================================================================================================================

(1) Pursuant to Rule 457(a) and (i) under the Securities Act of 1933, the registration fee has been calculated on the basis of a bona fide estimate of the maximum offering price of the Series A Preferred Stock.

                      ------------------------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS
----------
                              SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED SEPTEMBER 16, 1998

                          URBAN SHOPPING CENTERS, INC.

                                2,999,400 SHARES
                            SERIES A PREFERRED STOCK

                                2,999,400 SHARES
                                  COMMON STOCK

         This Prospectus relates to 2,999,400 shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), and 2,999,400 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock"), of Urban Shopping Centers, Inc., a Maryland corporation (the "Company"), which Security Capital Preferred Growth Incorporated ("SCPGI") and/or its permitted transferees (the "Selling Stockholders") may offer for sale from time to time. The Company may issue the Shares from time to time upon exchange of the Series A Preferred Stock, which SCPGI purchased from the Company in a private transaction. See "Selling Stockholders." The Company is registering the Series A Preferred Stock and the Shares to permit the Selling Stockholders to resell the Series A Preferred Stock and the Shares and to permit public secondary trading of the Shares from time to time, but the registration of the Series A Preferred Stock and the Shares does not necessarily mean that the Selling Stockholders will offer or sell any of the Series A Preferred Stock or the Shares.

         The outstanding Common Stock is listed on the New York Stock Exchange (the "NYSE") and the Chicago Stock Exchange (the "CSE") under the symbol "URB". The Series A Preferred Stock is not listed on any exchange or quoted on any national quotation system. To help ensure that the Company maintains its qualification as a real estate investment trust ("REIT") for Federal income tax purposes, the Company's Charter restricts transfers of shares of the Company's stock and limits ownership by any person to 4.9% of the number or value of the outstanding shares of the Company's stock, with certain exceptions. See "Description of Common Stock-Restrictions on Transfer."

         The Selling Stockholders may from time to time offer and sell the Shares on the NYSE or the CSE or otherwise and they may sell the Series A Preferred Stock or the Shares at market prices or at negotiated prices. They may sell the Series A Preferred Stock or the Shares in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise as more fully described in "Plan of Distribution." If the Selling Stockholders sell the Series A Preferred Stock or the Shares through brokers, they expect to pay customary brokerage commissions and charges. See "Plan of Distribution."

         The Company will not receive any of the proceeds from the sale of any of the Series A Preferred Stock or the Shares by the Selling Stockholders, but the Company has agreed to pay certain expenses of the registration and sale of the Series A Preferred Stock and the Shares. See "Plan of Distribution."

         On September 15, 1998, the last reported sale price of the Common Stock on the NYSE was $31 3/16 per share.

                      ------------------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
           COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
                  OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                ----------------------------------------------
                The date of this Prospectus is          , 1998

         THE COMPANY AND THE SELLING STOCKHOLDERS HAVE NOT AUTHORIZED ANY PERSON IN CONNECTION WITH ANY OFFERING OF THE SHARES TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL ANY SECURITY OTHER THAN THE SERIES A PREFERRED STOCK AND THE SHARES AND IT IS NOT SOLICITING AN OFFER TO BUY ANY SECURITY OTHER THAN THE SERIES A PREFERRED STOCK AND THE SHARES. THIS PROSPECTUS IS NOT AN OFFER TO SELL THE SERIES A PREFERRED STOCK OR THE SHARES TO ANY PERSON AND IT IS NOT SOLICITING AN OFFER FROM ANY PERSON TO BUY THE SERIES A PREFERRED STOCK OR THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE TO THAT PERSON IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ON ANY DATE AFTER THE DATE OF THIS PROSPECTUS, EVEN THOUGH THIS PROSPECTUS IS DELIVERED OR THE SERIES A PREFERRED STOCK OR THE SHARES ARE OFFERED OR SOLD ON A LATER DATE.




                                TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----

The Company.......................................................................................................3
Use of Proceeds...................................................................................................3
Stock of the Company..............................................................................................3
Description of Common Stock.......................................................................................3
Description of Series A Preferred Stock...........................................................................5
Certain Provisions of Maryland Law and of the Company's Charter and Bylaws........................................5
Federal Income Tax Considerations.................................................................................8
Certain United States Tax Considerations for Non-U.S. Stockholders...............................................18
Selling Stockholders.............................................................................................20
Plan of Distribution.............................................................................................21
Experts..........................................................................................................21
Legal Matters....................................................................................................22
Available Information ...........................................................................................22
Incorporation by Reference.......................................................................................22


                                   THE COMPANY

         The Company is a self-administered REIT in the business of owning, acquiring, managing, leasing, developing and redeveloping super-regional and regional malls throughout the United States. It commenced operations in October 1993 and the outstanding Common Stock is listed on the NYSE and the CSE under the symbol "URB".

         The Company currently owns, through its ownership interest in Urban Shopping Centers, L.P. (the "Operating Partnership"), a portfolio consisting of interests in 17 retail properties comprised of more than 15 million square feet of space and also has an approximately 1.1 million square foot regional mall and an approximately 350,000 square foot community center under development. The Company opened Brandon TownCenter in Tampa, Florida in 1995 and Wolfchase Galleria in Memphis, Tennessee in February 1997. The Company's portfolio, excluding recent acquisitions and developments, produced sales per square foot of $364 in 1997, which it believes ranks among the highest in the industry.

         The Company owns interests in several of the premier shopping centers in the United States including Oakbrook Center (Oak Brook, Illinois), Water Tower Place (Chicago, Illinois), Copley Place (Boston, Massachusetts), San Francisco Shopping Centre (San Francisco, California) and Old Orchard Center (Skokie, Illinois) as well as in Urban Retail Properties Co. (the "Management Company"), its property management, leasing and development affiliate. The Management Company is one of the nation's largest retail property managers, managing more than 54 million square feet of regional malls and community centers in 23 states and the District of Columbia.

         The Company has elected to be taxed as a REIT for Federal income tax purposes and is self-administered. The Company's executive offices are located at 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, and its telephone number is (312) 915-2000. The Company is a Maryland corporation which was incorporated on May 12, 1993.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of any of the Series A Preferred Stock or the Shares. The Selling Stockholders will receive all proceeds from the sale of the Series A Preferred Stock and the Shares.


                              STOCK OF THE COMPANY

         The authorized stock of the Company consists of 140,000,000 shares of Common Stock, 5,000,000 shares of unit voting common stock, par value $.01 per share ("Unit Voting Stock"), and 5,000,000 shares of series preferred stock, par value $.01 per share ("Preferred Stock"), of which 2,999,400 shares have been designated as Series A Preferred Stock. No holder of any class of stock of the Company will have any preemptive right to subscribe to any securities of the Company except as may be granted by the Company's Board of Directors (the "Board") in authorizing the issuance of a class of Preferred Stock.


                           DESCRIPTION OF COMMON STOCK

GENERAL

         This section describes certain general terms and provisions of the Common Stock. This description is not complete and you should refer to the Company's Charter and Bylaws for more information.

         The outstanding shares of Common Stock are fully paid and nonassessable. Each outstanding share of Common Stock entitles the holder to one vote on all matters requiring a vote of stockholders, including the election of directors. Holders of Common Stock are entitled to the distributions which the Board may authorize from time to time out of assets legally available for paying distributions. The Company currently pays regular quarterly cash distributions. Upon any liquidation, dissolution or winding up of the Company, holders of outstanding shares of Common Stock and Unit Voting Stock will be entitled to share ratably in the assets of the Company remaining after payment of, or adequate provision for, all debts and liabilities of the Company, subject to the rights of holders of any Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board for the Series A Preferred Stock and for any Preferred Stock which the Company may subsequently issue. See "Description of Series A Preferred Stock." First Chicago Trust Company of New York is the transfer agent and registrar for the Common Stock.

UNIT VOTING STOCK

         The outstanding shares of Unit Voting Stock are fully paid and nonassessable. Each outstanding share of Unit Voting Stock entitles the holder to 25 votes on all matters requiring a vote of stockholders, including the election of directors. Holders of Unit Voting Stock are entitled to share equally with the holders of Common Stock in the distributions which the Board may authorize from time to time out of assets legally available for the payment of distributions. Upon any liquidation, dissolution or winding up of the Company, holders of outstanding shares of Unit Voting Stock will be entitled to share ratably with holders of outstanding shares of Common Stock in the assets of the Company remaining after payment of, or adequate provision for, all debts and liabilities of the Company, subject to the rights of holders of any Preferred Stock. Shares of Unit Voting Stock are freely transferrable, subject to applicable securities law limitations. Upon any transfer of Unit Voting Stock (other than a transfer to an affiliate of the transferring stockholder) each share of Unit Voting Stock which is transferred will automatically be converted into a share of Common Stock.

         The Company's Charter provides that, at the time of any issuance of Unit Voting Stock, the outstanding Unit Voting Stock as a class, after giving effect to that issuance, may not exceed 40% of the voting power of the then-outstanding stock of the Company entitled to vote in the election of directors. Also, the Company may issue Unit Voting Stock to any person only in order to provide that person a voting interest in the Company which does not exceed its economic interest in the Operating Partnership.

EXCHANGE OF UNITS AND UNIT VOTING STOCK FOR COMMON STOCK

         Any holder of units of limited partnership interest in the Operating Partnership ("Units") and Unit Voting Stock may exchange one share of Unit Voting Stock together with 24 Units for 25 shares of Common Stock at any time. Upon any such exchange, the Company will return the exchanged shares of Unit Voting Stock to the authorized but unissued shares of Unit Voting Stock.

RESTRICTIONS ON TRANSFER

         The Company's Charter contains certain limitations on the number of shares of stock which individual stockholders may own. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of its stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxabl year or during a proportionate part of a shorter taxable year. Because the Company expects to continue to qualify as a REIT, the Company's Charter contains limitations on the ownership of its stock intended to ensure compliance with these requirements.

         Subject to certain exceptions specified in the Company's Charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (the "Ownership Limit") of the number or value of the issued and outstanding stock of the Company. The Board, upon receipt of a ruling from the Internal Revenue Service (the "Service"), an opinion of counsel or other evidence satisfactory to the Board and upon such other conditions as the Board may direct, may exempt a proposed transferee from the Ownership Limit. As a condition of the exemption, the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning stock in excess of the Ownership Limit. The Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of stock which would (i) result in a direct or beneficial ownership of the Company's stock in excess of the Ownership Limit, (ii) result in the Company's stock being owned by fewer than 100 persons or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to the stock. The limitations on ownership and restrictions on transfer will not apply if the Board determines that it is not in the best interests of the Company to continue to qualify as a REIT and the stockholders approve that Board determination.

         The Company's Charter excludes from the Ownership Limit JMB Realty Corporation ("JMB Realty") and certain of its affiliates who would exceed the Ownership Limit as a result of the exchange of Units or Unit Voting Stock for Common Stock. Those persons may also acquire additional stock through the Company's option plan or dividend reinvestment plan, but in no event will they be entitled to acquire additional stock which would result in the five largest beneficial owners of the Company's stock beneficially owning more than 50% of the total outstanding stock. The Board has exempted Messrs. Neil Bluhm and Judd Malkin and their respective families from the Ownership Limit, provided that neither the Bluhm family nor the Malkin family may beneficially own more than 30% of the outstanding Common Stock and they may not together beneficially own more than 35% of the outstanding Common Stock. The Board has also exempted SCPGI and its affiliates from the Ownership Limit with respect to the Series A Preferred Stock and the Shares into which it is convertible.

         All certificates representing shares of the Company's stock will have a legend referring to the limitations on ownership and restrictions on transfer described above.


                     DESCRIPTION OF SERIES A PREFERRED STOCK

GENERAL

         On the date of this Prospectus, 2,999,400 shares of Series A Preferred Stock are outstanding and no other shares of Preferred Stock are outstanding. The Board is authorized, without the approval of the stockholders, to cause the Company to issue shares of Preferred Stock in one or more series, to determine the number of shares of each series and to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of each series, which may be senior to the rights of Common Stock or Unit Voting Stock.

         This section describes certain general terms and provisions of the Series A Preferred Stock. This description is not complete and you should refer to the Company's Charter and Bylaws for more information.

RANKING

         The Series A Preferred Stock ranks, as to dividends and the distribution of assets, (i) senior to the Common Stock and the Unit Voting Stock and to any other equity securities which the Company may issue from time to time and which specifically provide that they rank junior to the Series A Preferred Stock ("Junior Stock"); (ii) on a parity with all equity securities which the Company may issue from time to time and which specifically provide that they rank on a parity with the Series A Preferred Stock ("Parity Stock"); and (iii) junior to all equity securities which the Company may issue from time to time and which specifically provide that they rank senior to the Series A Preferred Stock ("Senior Stock"). The rights of the holders of the Series A Preferred Stock are subordinate to those of the Company's general creditors.

DIVIDENDS

         The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board out of funds legally available for that purpose, cumulative preferential cash dividends in an amount per share equal to the greater of (i) $0.50 per quarter or (ii) the quarterly dividend on the shares of Common Stock into which a share of Series A Preferred Stock would then be convertible. The dividends are cumulative from the date of original issue, whether or not the Company has funds legally available to pay those dividends and whether or not the Board declares those dividends, and are payable quarterly in arrears on the date on which cash dividends are paid on the Common Stock for that quarter (each, a "Dividend Payment Date"). Each dividend will be payable to holders of record on the record date which is fixed by the Board. The record date will not be more than 60 days prior to the corresponding Dividend Payment Date and will be the same date as the record date for the Common Stock dividend for that quarter, if there is one. The dividend for any period shorter than a full quarter will be prorated based on a 360-day year of twelve 30-day months.

         Holders of Series A Preferred Stock are not entitled to any dividends in excess of the full cumulative dividends described above. The Company will not pay interest, or any sum of money in lieu of interest, in respect of any dividend payment or payments on the Series A Preferred Stock which are in arrears.

         So long as any Series A Preferred Stock is outstanding, the Company may not declare or pay or set apart for payment any dividends or make or declare any other distribution on any Parity Stock for any period unless the Company has paid or declared and set apart a sum sufficient to pay (or contemporaneously pays or declares and sets apart a sum sufficient to pay) full cumulative dividends on the Series A Preferred Stock for all past dividend periods. If the Company does not pay or declare and set apart a sum sufficient to pay full cumulative dividends on the Series A Preferred Stock for all past dividend periods, the Company will declare all dividends on the Series A Preferred Stock and any Parity Stock ratably in proportion to the amount of dividends accrued and unpaid on the Series A Preferred Stock and on the Parity Stock.

         So long as any Series A Preferred Stock is outstanding, the Company may not declare or pay or set apart for payment any dividends (other than in Junior Stock or in options, warrants or rights to purchase Junior Stock) or make or declare any other distribution on any Junior Stock, nor may the Company redeem, purchase or otherwise acquire for any consideration any Junior Stock (or pay to or make available any moneys for a sinking fund for the redemption of any Junior Stock) (except by conversion into or exchange for Junior Stock) unless the Company has paid or declared and set apart a sum sufficient to pay (or contemporaneously pays or declares and sets apart a sum sufficient to pay) full cumulative dividends on the Series A Preferred Stock and any Parity Stock for all past dividend periods and the then current dividend period.

         The Company will first credit any dividend payment which it makes on the Series A Preferred Stock against the earliest accrued but unpaid dividend due with respect to the Series A Preferred Stock which remains payable.

LIQUIDATION PREFERENCE

         Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before the Company makes or sets apart any payment or distribution of its assets to or for the holders of any Junior Stock, the holders of Series A Preferred Stock will be entitled to receive $33.34 per share plus all accrued and unpaid dividends, but those holders will not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to pay in full the liquidation preference on the Series A Preferred Stock and on all Parity Stock, then the Company will distribute its assets among the holders of Series A Preferred Stock and Parity Stock in proportion to the full liquidating distributions which would be payable.

         Subject to the rights of the holders of any Senior Stock, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the Company has made payment in full to all holders of Series A Preferred Stock and Parity Stock, the holders of Junior Stock will be entitled to receive any remaining assets.

         For purposes of this section, a consolidation or merger of the Company with or into any entity, a sale or transfer of all or substantially all of the Company's assets or a statutory share exchange will not be deemed to be a liquidation, dissolution or winding up of the Company.

REDEMPTION

         The Company may not redeem the Series A Preferred Stock prior to November 13, 2003 (unless fewer than 299,400 shares of Series A Preferred Stock are outstanding, in which case the Company may redeem all of those shares at any time). Beginning on November 13, 2003, the Company, at its option, may redeem the Series A Preferred Stock, in whole at any time or in part from time to time, at a cash redemption price equal to $33.34 per share plus all accrued and unpaid dividends to the redemption date.

         Notwithstanding the foregoing, unless the Company has paid or declared and set apart a sum sufficient to pay (or contemporaneously pays or declares and sets apart a sum sufficient to pay) full cumulative dividends on the Series A Preferred Stock and any Parity Stock for all past dividend periods, the Company may not redeem any Series A Preferred Stock unless it redeems all outstanding Series A Preferred Stock and the Company and its affiliates may not purchase or acquire any Series A Preferred Stock, except pursuant to a purchase or exchange offer made on the same terms to all holders of outstanding Series A Preferred Stock.

         The Company will mail notice of redemption of Series A Preferred Stock not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of Series A Preferred Stock being redeemed at the address shown on the Company's stock records. Each notice will state: (i) the redemption date;
(ii) the number of shares of Series A Preferred Stock being redeemed; (iii) the place or places at which holders should surrender certificates representing Series A Preferred Stock being redeemed; and (iv) the conversion price at the time. If fewer than all shares of Series A Preferred Stock held by a holder are being redeemed, the notice will also specify the number of shares of Series A Preferred Stock being redeemed from the holder. If the Company mails notice of redemption of any Series A Preferred Stock and deposits the funds necessary for the redemption in trust, then, beginning on the redemption date, dividends will cease to accrue on the shares of Series A Preferred Stock being redeemed, those shares will no longer be deemed outstanding and all rights of the holders of those shares will cease, except the right to receive the redemption price. If the Company redeems fewer than all the outstanding shares of Series A Preferred Stock, it will select the shares to be redeemed by lot or pro rata or by any other method determined by the Company.

CONVERSION RIGHTS

         The holders of Series A Preferred Stock may, at their option, convert Series A Preferred Stock into Shares, in whole at any time or in part from time to time, at a conversion price of $33.34 per Share (which equals a conversion rate of one Share for each share of Series A Preferred Stock). The Company may adjust the conversion price from time to time as described below under "-Conversion Price Adjustments." Holders of shares of Series A Preferred Stock being redeemed will not be able to convert those shares after the close of business on the redemption date.

         Holders of shares of Series A Preferred Stock may convert those shares by surrendering the certificate representing those shares endorsed to the Company or in blank to the transfer agent for the Series A Preferred Stock and the Common Stock, together with a written notice of conversion.

         Holders of Series A Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive that dividend on the corresponding Dividend Payment Date, even if they convert the Series A Preferred Stock into Shares between those two dates. The Company will not otherwise make any payment or allowance for unpaid dividends, whether or not in arrears, on converted Series A Preferred Stock or Shares issued upon conversion.

          Each conversion will be deemed to occur immediately before the close of business on the business day on which the transfer agent receives the certificate and the notice of conversion. The conversion price in effect at that time will be the conversion price for that conversion. The Company will not issue fractional Shares upon conversion. Instead, the Company will pay cash to the converting holder based on the market price of the Shares on the day prior to the conversion date.

CONVERSION PRICE ADJUSTMENTS

         The Company will adjust the conversion price if it (i) pays a dividend on its stock in Common Stock, (ii) subdivides, combines or reclassifies the Common Stock, (iii) issues rights, options or warrants to all holders of Common Stock entitling them to purchase additional Common Stock at a price per share less than the fair market value (which includes an adjustment if the Company doesn't pay underwriting commissions in a rights offering), (iv) makes other noncash distributions to all holders of Common Stock or (v) pays consideration per share of Common Stock with a value greater than the current market price of the Common Stock in a tender offer.

         The Company will not be required to make any adjustment to the conversion price unless the adjustment equals 1% or more of the conversion price. The Company will carry forward any adjustments not required to be made and take them into account in subsequent adjustments.

         If the Company is a party to any transaction as a result of which Common Stock is converted into the right to receive stock, securities, cash or other property (including a merger, consolidation, statutory share exchange, tender offer, sale of all or substantially all of the Company's assets or recapitalization), then each share of Series A Preferred Stock will be convertible into the kind and amount of stock, securities, cash or other property which the holder of that stock would have received if it had converted the stock immediately before the transaction. The Company may not be a party to any transaction unless the terms of the transaction are consistent with the terms described above.

VOTING RIGHTS

         Holders of Series A Preferred Stock will not have any voting rights, except as described in this section or as applicable law may otherwise require from time to time.

         If and whenever (i) four quarterly dividends (whether or not consecutive) payable on the Series A Preferred Stock or any Parity Stock are in arrears, whether or not earned or declared, (ii) the Company has failed to pay dividends on the Common Stock of at least $0.50 per share for four consecutive quarters or (iii) the Company fails to satisfy the test described below under "-Fixed Charge Coverage Test," then the number of directors then constituting the Board will be increased by two (or by three if the Board has more than 11 directors prior to the increase), and the holders of Series A Preferred Stock, together with the holders of any Parity Stock, voting as a single class, will have the right to elect the additional directors at the next annual meeting of stockholders or at a special meeting. The rights of holders of Series A Preferred Stock and Parity Stock to elect the additional directors will cease when the Company, as applicable, (i) pays all dividends in arrears and sets aside a sum sufficient to pay the current dividend on the Preferred Stock and Parity Stock for two consecutive quarters, (ii) pays dividends on the Common Stock of at least $0.50 per share for two consecutive quarters or (iii) satisfies the test described below under "-Fixed Charge Coverage Test" for two consecutive quarters. The term of office of the additional directors will terminate with the termination of those voting rights.

         At least two-thirds of the outstanding Series A Preferred Stock must approve in order for the Company to (i) make any amendment to the Company's Charter or By-Laws which materially and adversely affect the voting powers, rights or preferences of the holders of Series A Preferred Stock or (ii) authorize, reclassify, create or increase the authorized amount of any Senior Stock or any security convertible into Senior Stock. However, the Company may create additional classes and series of Parity Stock and Junior Stock and increase the authorized number of shares of that stock without the consent of any holder of Series A Preferred Stock.

         Except as described above or as applicable law may require from time to time, the holders of Series A Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

FIXED CHARGE COVERAGE TEST

         So long as any Series A Preferred Stock is outstanding, if the Company or any of its subsidiaries issues any additional preferred securities or incurs any additional indebtedness and, immediately after that issuance or incurrence (and after giving effect to the issuance or incurrence and the use of the proceeds), the Company's ratio of Consolidated EBITDA (as defined below) to Consolidated Fixed Charges (as defined below) for the four prior quarters would be less than 1.5 to 1.0, then the holders of Series A Preferred Stock will have the rights described above under "-Voting Rights." The holders of Series A Preferred Stock can waive those rights if the holders of two-thirds of the outstanding Series A Preferred Stock consent to the issuance or incurrence.

         For purposes of the test described above, "Consolidated EBITDA" means the Company's consolidated net income (before minority interest, extraordinary items and other gains and losses) plus (i) income and state franchise taxes paid or accrued by the Company, (ii) interest expense paid or accrued by the Company,
(iii) depreciation and depletion, (iv) amortization, (v) the non-cash portion of ground rent paid by the Company under the ground lease for Oakbrook Center and
(vi) other non-cash charges or discretionary prepayment penalties deducted from consolidated net income. For purposes of that test, "Consolidated Fixed Charges" means the sum of (i) interest expense paid or accrued by the Company, (ii) preferred stock dividends required to be paid by the Company (whether or not actually declared or paid) and (iii) regularly scheduled amortization of principal amounts due on indebtedness (other than any balloon payments due at maturity).

RESTRICTIONS ON TRANSFER

         The restrictions on transfer and ownership limitations described above under "Description of Common Stock-Restrictions on Transfer" also apply to the Series A Preferred Stock. You should refer to that description and the Company's Charter and Bylaws for more information.


                    CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                        THE COMPANY'S CHARTER AND BYLAWS


         This section describes certain general provisions of Maryland law and of the Company's Charter and Bylaws. This description is not complete and you should refer to Maryland law and the Company's Charter and Bylaws for more information.

BOARD OF DIRECTORS

         The Company's Bylaws authorize the Board to determine the number of directors of the Company, provided that there may not be fewer than three or more than fifteen. A majority of the remaining directors will fill any vacancy, at a regular meeting or at a special meeting called for that purpose, except that a majority of the entire Board will fill any vacancy resulting from an increase in the number of directors. The Company's Charter requires the Board to consist of a majority of directors who are not affiliated with JMB Realty or its affiliates. The stockholders elect directors at each annual meeting of stockholders to serve a one-year term or until their successors are duly elected and qualify. Holders of Common Stock do not have cumulative voting rights for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock and Unit Voting Stock voting together as a single class are able to elect all of the directors. The stockholders may remove directors only for cause and only with the affirmative vote of the holders of a majority of the shares of Common Stock and Unit Voting Stock voting together as a single class.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company's Charter contains a provision which limits that liability to the maximum extent permitted by Maryland law.

         Maryland law requires a corporation (unless its charter provides otherwise, which the Company's Charter does not) to indemnify its directors and officers who have been successful, on the merits or otherwise, in the defense of any proceeding to which they are made a party by reason of their service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Maryland law permits the Company to advance reasonable expenses to a director or officer upon the Company's receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company as authorized by the Company's Charter and (ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the director or officer did not meet the standard of conduct.

         The Company's directors and officers are and will be indemnified under the Company's Charter against certain liabilities. The Company's Charter requires it to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The partnership agreement of the Operating Partnership provides for indemnification of the Company and its directors and officers to the same extent as the Company's Charter provides for indemnification of the Company's directors and officers, and it limits the liability of the Company and its directors and officers to the Operating Partnership and its partners to the same extent as the Company's Charter limits the liability of the directors and officers of the Company to the Company and its stockholders.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission (the "Commission"), that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BUSINESS COMBINATIONS

         Under Maryland law, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an "Interested Stockholder" or an affiliate of an Interested Stockholder are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, these business combinations must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least
(i) 80% of the votes entitled to be cast by stockholders of the corporation and
(ii) two-thirds of the votes entitled to be cast by stockholders of the corporation other than the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined under Maryland law) for their stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its stock. An "Interested Stockholder" is a person who (i) beneficially owns 10% or more of the voting power of the corporation's stock or (ii) is an affiliate of the corporation and, at any time within the prior two years, beneficially owned 10% or more of the voting power of the corporation's then-outstanding stock. These provisions of Maryland law do not apply, however, to business combinations which are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Company's Charter exempts any business combination with JMB Realty and its affiliates from these provisions of Maryland law.

CONTROL SHARE ACQUISITIONS

         Maryland law provides that "Control Shares" of a Maryland corporation acquired in a "Control Share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders of the Corporation other than the acquiror and officers and directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise at least one-fifth of the voting power in electing directors. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "Control Share acquisition" means the acquisition of Control Shares, subject to certain exceptions.

         A person who has made or proposes to make a Control Share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

         If the stockholders do not approve voting rights at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the Control Shares, as of the date of the last Control Share acquisition or of any meeting of stockholders at which the voting rights of those shares were considered and not approved. If the stockholders approve voting rights for Control Shares and the acquiror becomes entitled to exercise a majority of the voting power in electing directors, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiror for the Control Shares.

         The Control Share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. The Company's Charter exempts any and all acquisitions by JMB Realty and its affiliates from the Control Share acquisition statute.

AMENDMENT TO THE COMPANY'S CHARTER

         The Company's Charter, including the provisions relating to the removal of directors, may be amended only by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

TERMINATION OF THE COMPANY

         The Company's Charter permits the termination of the Company and the discontinuation of the operations of the Company only upon the adoption of a resolution of dissolution by the Board and (i) the affirmative vote, at a meeting of stockholders called for that purpose, of a majority of the voting power of the Company entitled to vote or (ii) the unanimous consent of the voting power of the Company entitled to vote.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

         For a stockholder to properly bring nominations or other business before an annual meeting of stockholders, the Company's Bylaws require that stockholder to deliver a notice to the Secretary, absent specified circumstances, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting setting forth: (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to that person which is required to be disclosed in solicitations of proxies for the election of directors pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) as to any other business which the stockholder proposes to bring before the meeting, a brief description of that business, the reasons for conducting that business at the meeting and any material interest of that stockholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of that stockholder as they appear on the Company's stock records and of that beneficial owner and (b) the number of shares which are owned beneficially and of record by that stockholder and that beneficial owner.

                        FEDERAL INCOME TAX CONSIDERATIONS

         The following is a description of the material Federal income tax consequences to the Company and its stockholders of the treatment of the Company as a REIT. The discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. The discussion does not discuss all aspects of Federal income tax law which may be relevant to a prospective stockholder in light of his particular circumstances or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax exempt organizations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws. The following summary is based on the Code, its legislative history, administrative pronouncements, judicial decisions and United States Treasury Department ("Treasury") regulations, subsequent changes to any of which may affect the tax consequences described herein, possibly on a retroactive basis.

         THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THAT PURCHASE, OWNERSHIP AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

         In brief, if certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, which invest primarily in real estate and which otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" which is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporate and stockholder levels) which generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT.

         If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its stockholders would be reduced or eliminated.

         The Company has elected REIT status effective for the taxable year ended December 31, 1993 and the Board of Directors of the Company believes that the Company has operated and expects that the Company will continue to operate in a manner which will permit the Company to elect REIT status in each taxable year thereafter. There can be no assurance, however, that this belief or expectation will be fulfilled, since qualification as a REIT depends on the Company continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on the Company's operating results.

TAXATION OF THE COMPANY

         General. In any year in which the Company qualifies as a REIT it will not, in general, be subject to Federal income tax on the portion of its REIT taxable income or capital gain which is distributed to stockholders. The Company may, however, be subject to tax at normal corporate rates on any taxable income or capital gain not distributed. Under recently enacted legislation, to the extent that the Company elects to retain and pay income tax on its net long-term capital gain, stockholders are required to include their proportionate share of the Company's undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on that gain by the Company.

         Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Company fails to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction" as described below, and if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on that income from foreclosure property at the highest corporate rate. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for that year, (ii) 95% of its REIT capital gain net income for that year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of that required distribution over the amounts actually distributed. To the extent that the Company elects to retain and pay income tax on its long-term capital gain, those retained amounts will be treated as having been distributed for purposes of the 4% excise tax. The Company may also be subject to the corporate alternative minimum tax, as well as tax in certain situations not presently contemplated. The Management Company will be taxed on its income at regular corporate rates. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

         In order to qualify as a REIT, the Company must meet, among others, the following requirements:

         Stock Ownership Tests. The Company's stock must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding stock of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. However, for purposes of this test, any stock held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in that trust rather than by that trust.

         In order to attempt to ensure compliance with the foregoing stock ownership tests, the Company has placed certain restrictions on the transfer of its stock to prevent additional concentration of stock ownership. Moreover, to evidence compliance with these requirements, under Treasury regulations the Company must maintain records which disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its stock disclosing the actual owners of that stock (as prescribed by Treasury regulations). If the Company complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares of stock were held, actually or constructively, by five or fewer individuals, then the Company will be treated as meeting that requirement. A list of those persons failing or refusing to comply with that demand must be maintained as a part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax return a similar statement disclosing the actual ownership of Company stock and certain other information. In addition, the Company's Articles of Incorporation contain restrictions on the transfer of its stock which are intended to assist the Company in continuing to satisfy the stock ownership requirements. See "Description of Common Stock-Restrictions on Transfer" and "Description of Preferred Stock-Restrictions on Transfer."

         Asset Tests. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets (with "assets" being determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, stock in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed, (i) in the case of securities of any one non-government issuer, 5% of the value of the Company's total assets or (ii) 10% of the outstanding voting securities of any one non-government issuer (the "10% Voting Stock Test"). See "-Other Tax Considerations-Recent Proposed Tax Legislation." When the Company invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets. See "-Tax Aspects of the Company's Investments in Partnerships-General." Accordingly, the Company's investment in the Properties through its interest in the Operating Partnership is intended to constitute an investment in qualified assets for purposes of the 75% asset test.

         The Operating Partnership owns a 99% limited partnership interest in Penn Square Mall Limited Partnership ("PSMLP"), which owns 100% of the non-voting preferred stock of the Management Company and none of the voting common stock of the Management Company. See "The Company." By virtue of its partnership interest in the Operating Partnership and the Operating Partnership's interest in PSMLP, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the securities of the Management Company described above. Because PSMLP does not own any of the voting securities of the Management Company and the preferred stock's approval right is limited to certain fundamental corporate actions which could adversely affect the preferred stock as a class, the 10% limitation on holdings of voting securities of any one issuer should not be exceeded.

         Based on its analysis of the total estimated value of the Management Company securities owned by the Operating Partnership through PSMLP relative to the estimated value of the total assets owned by the Operating Partnership and the other assets of the Company, the Company believes that the Company's pro rata share of the non-voting preferred stock of the Management Company and a $10 million subordinated note (the "Subordinated Note") of the Management Company owned by the Operating Partnership does not exceed, on the date of this Prospectus, 5% of the value of the Company's total assets. This 5% limitation must be satisfied not only as of the date on which the Company (directly or through the Operating Partnership or PSMLP) acquired securities of the Management Company, but also at the end of any quarter in which the Company increases its interest in the

Management Company or so acquires other property. In this respect, if the holder of a right to exchange Units for Common Stock exercises those rights, the Company will thereby increase its proportionate (indirect) ownership interest in the Management Company, thus requiring the Company to meet the 5% test in any quarter in which that exchange option is exercised. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that those steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Company.

         Gross Income Tests. There are two separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, when the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-Tax Aspects of the Company's Investments in Partnerships-General" below. The two tests are as follows:

         The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on stock in other REITs, as well as gain from the sale of that stock; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by that property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its stock during the one-year period following the receipt of that capital.

         Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of that tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience." However, a REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the Company during the taxable year for the impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the Company, directly or indirectly, from the property during the taxable year. The amount received for any service (or management operation) for this purpose will be deemed to be not less than 150% of the direct cost of the Company in furnishing or rendering the service (or providing the management or operation).

         The Management Company (which does not satisfy the independent contractor standard) provides certain management and leasing services with respect to the Properties and may provide certain services on newly acquired properties of the Operating Partnership. The Company believes, for purposes of the 75% and 95% gross income tests, that the services provided by the Management Company on the Operating Partnership's properties and any other services and amenities provided by the Operating Partnership or its agents with respect to those properties are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only. The Company intends to monitor the services and amenities provided by the Management Company as well as by others, if any, on the properties of the Operating Partnership. The Company intends that services which cannot be provided directly by the Operating Partnership, the Management Company or other agents will be performed by independent contractors.

         The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities which are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

         For purposes of determining whether the Company complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if that property is held by the Company for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "-Taxation of the Company-General" and "-Tax Aspects of the Company's Investments in Partnerships-Sale of the Properties."

         The Company believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the Properties through the Operating Partnership will in major part give rise to qualifying income in the form of rents, and that gains on sales of the Properties, or of the Company's interest in the Operating Partnership, generally will also constitute qualifying income. However, with respect to certain Properties as to which the Operating Partnership does not have decision making control, it may not be possible to assure that gross income continues to qualify under these tests.

         The Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by the Company or the Operating Partnership; however, substantially all income derived by the Company from the Management Company will be in the form of dividends on the preferred stock owned by the Operating Partnership through PSMLP and interest on the Subordinated Note. Those dividends and interest income will satisfy the 95%, but not the 75%, gross income test (as discussed above). In addition, the Company's share of any income realized on interest rate swap or cap agreements, including income received at the time of entering into those agreements, will generally satisfy the 95%, but not the 75%, gross income test. The Company intends to closely monitor its non-qualifying income and anticipates that non-qualifying income on its other investments and activities, including dividend income, interest income and interest rate swap or cap income (if any), will not result in the Company failing either the 75% or 95% gross income test.

         Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, the Company will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability.

         Annual Distribution Requirements. In order to qualify as a REIT, the Company is required to make distributions (other than capital gain dividends) to its stockholders each year in an amount at least equal to (i) the sum of (a) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. Those distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for that year and if paid on or before the first regular dividend payment after that declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. The Company may, with respect to undistributed net long-term capital gains it received during the taxable year, designate in a notice mailed to shareholders within 60 days of the end of the taxable year (or in a notice mailed with its annual report for the taxable year) the amount of those gains which its stockholders are to include in their taxable income as long-term capital gains. Thus, if the Company made this designation, the stockholders of the Company would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by the Company and the Company would have to pay the tax on those gains within 30 days after the close of its taxable year. Each stockholder of the Company would be deemed to have paid its share of the tax paid by the Company on those gains, which tax would be credited or refunded to the stockholder. A stockholder would increase his tax basis in his Company stock by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by the Company.

         The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take any steps which may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of that income and deduction of those expenses in computing the Company's REIT taxable income on the other hand; due to the Operating Partnership's inability to control cash distributions with respect to those Properties as to which it does not have decision making control; or for other reasons. To avoid a problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that funds would be available to borrow at that time.

         If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

         Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company, nor generally will they be required to be made under the Code. In that event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

         General. The Company holds a partnership interest in the Operating Partnership. See "The Company." In general, a partnership is a "pass-through" entity which is not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. See "-Taxation of the Company-General" and "-Gross Income Tests."

         Accordingly, any resultant increase in the Company's REIT taxable income from its interest in the Operating Partnership (whether or not a corresponding cash distribution is also received from the Operating Partnership) will increase its distribution requirements (see "-Taxation of the Company-Annual Distribution Requirements"), but will not be subject to Federal income tax in the hands of the Company provided that an amount equal to that income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "-Taxation of the Company-Asset Tests"), the Company will include its proportionate share of assets held by the Operating Partnership.

         Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Service of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation for Federal income tax purposes). If the Operating Partnership were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In that situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the REIT asset tests and the REIT gross income tests (see "-Taxation of the Company-Asset Tests" and "-Gross Income Tests"), which in turn would prevent the Company from qualifying as a REIT. (See "-Taxation of the Company-Failure to Qualify" above, for a discussion of the effect of the Company's failure to meet those tests.)

         Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property which is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties), must be allocated in a manner so that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of that unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of that property at the time of contribution (a "Book-Tax Difference"). Those allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic arrangements among the partners. The formation of the Operating Partnership included contributions of appreciated property (including certain Properties or interests therein). Consequently, the Partnership Agreement requires certain allocations to be made in a manner consistent with Section 704(c) of the Code.

         In general, certain contributors of certain of the Properties or interests therein will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership on the contributed assets (including certain of the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale or a deemed sale, and accordingly variations from normal Section 704(c) principles may arise, which could result in the allocation of additional taxable income to the Company in excess of corresponding cash proceeds in certain circumstances.

         Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the method under current law. The Operating Partnership and the Company will use the remedial method for making allocations under Section 704(c) with respect to the existing Properties.

         With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, in general, that property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

         Sale of the Properties. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction which is subject to a 100% penalty tax. See "Taxation of the Company-General" and "Gross Income Tests-The 95% Test." Under existing law, whether property is dealer property is a question of fact which depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the Properties and other retail properties, and to make occasional sales of the Properties and other properties acquired subsequent to the date hereof which are consistent with the Company's investment objectives. The Operating Partnership (or partnerships in which the Operating Partnership holds an interest) may sell certain parcels of land incidental to the Properties, and while the Company does not currently anticipate that a material portion of those parcels would result in sales of dealer properties subject to the tax on prohibited transactions, it might be asserted, particularly in the case of partnerships in which the Operating Partnership holds an indirect interest and is not a managing partner, that the Company's share of gain realized on the sale is subject to that tax. However, based on the Company's investment objectives, the Company believes that overall the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

         Taxation of Taxable Domestic Stockholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions and undistributed amounts which are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock of the Company. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of the excess distribution (but not below zero), with distributions in excess of the stockholder's tax basis being taxed as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any of those months will be treated as both paid by the Company and received by the stockholder on December 31 of that year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Company stockholders.

         The Company may elect under the Code to retain (rather than distribute as is generally required) its net capital gain for any taxable year and to pay the income tax on that gain. See "-Taxation of the Company-Annual Distribution Requirements." Under the Taxpayer Relief Act of 1997 (the "1997 Act"), if the Company makes this election, a stockholder must include in income its proportionate share of the Company's undistributed capital gain for the taxable year and the stockholder will be deemed to have paid its proportionate share of the income tax paid by the Company with respect to that undistributed capital gain. That tax would be credited against the stockholder's tax liability and subject to normal refund procedures. In addition, each stockholder's basis in its Shares would be increased by the amount of undistributed capital gain (less the tax paid by the Company) included in its income.

         The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act"), which was recently passed by Congress and signed into law by the President, alters the holding period for taxation of capital gain income for individuals (and for certain trusts and estates). Pursuant to the 1997 Act, gain from the sale or exchange of certain investments held for more than 18 months was taxed at a maximum capital gain rate of 20%. Gain from the sale or exchange of those investments held for 18 months or less, but for more than one-year, was taxed at a maximum capital gain rate of 28%. The 1997 Act also provided for a maximum rate of 25% for "unrecaptured section 1250 gain" recognized on the sale or exchange of certain real estate assets. Pursuant to the 1998 Act, property held for more than one-year (rather than 18 months) will be eligible for the 20% and 25% capital gains rates discussed above. The 1998 Act applies to amounts taken into account on or after January 1, 1998. On November 10, 1997, the IRS issued Notice 97-64, which provided generally that the Company may classify portions of its designated capital gain dividends as (i) a 20% rate gain distribution (which would be taxed as capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as capital gain in the 28% group). Under Notice 97-64, if no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts which it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income was subject to a marginal tax rate of at least 28%. Notice
97-64 has not yet been modified to incorporate the changes made to holding periods under the 1998 Act.

         Stockholders of the Company should consult their tax advisor with regard to (i) the application of the changes made by the 1997 Act and the 1998 Act with respect to taxation of capital gains and capital gain dividends and
(ii) state, local and foreign taxes on capital gains.

         In general, any loss on a sale or exchange of Common Stock by a stockholder who has held that Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (including any designated undistributed amounts) from the Company required to be treated by that stockholder as long-term capital gains.

         Tax Consequences upon Conversion of Series A Preferred Stock into Common Stock. Generally, except with respect to cash received in lieu of fractional shares, no gain or loss will be recognized upon the conversion of shares of Series A Preferred Stock into shares of Common Stock. The tax basis of a holder of shares of Series A Preferred Stock (a "Preferred Holder") in the shares of Common Stock received will equal that holder's tax basis in the shares of Series A Preferred Stock surrendered in the conversion reduced by any basis attributable to fractional shares deemed received and the holding period for the shares of Common Stock will include the Preferred Holder's holding period for the shares of Series A Preferred Stock. Based on the Service's present advance ruling policy, cash received in lieu of a fractional share of Common Stock upon conversion of shares of Series A Preferred Stock should be treated as a payment in redemption of the fractional share interest in those shares of Common Stock. See "-Redemption of Series A Preferred Stock" below.

         Deemed Dividends on Series A Preferred Stock. The conversion price of the shares of Series A Preferred Stock may be adjusted if the Company makes certain distributions of stock, cash, or other property to its stockholders. While the Company does not presently contemplate making such a distribution, if the Company makes a distribution of cash or property resulting in an adjustment to the conversion price, a Preferred Holder may be viewed as receiving a "deemed distribution" which is taxable as a dividend under Sections 301 and 305 of the Code.

         Redemption of Series A Preferred Stock. The treatment to be accorded to any redemption by the Company of shares of Series A Preferred Stock can only be determined on the basis of particular facts as to each Preferred Holder at the time of redemption. In general a Preferred Holder will recognize capital gain or loss measured by the difference between the amount realized by the Preferred Holder upon the redemption and its adjusted tax basis in the shares of Series A Preferred Stock redeemed (provided the shares of Series A Preferred Stock are held as a capital asset) if that redemption (i) results in a "complete termination" of the Preferred Holder's share interest in all classes of shares of the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder's interest in the Company under
Section 302 (b)(2) of the Code (which generally will not be the case if only shares of Series A Preferred Stock are redeemed, since they generally do not have voting rights) or (iii) is "not essentially equivalent to a dividend" with respect to the Preferred Holder under Section 302(b)(1) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the Preferred Holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular Preferred Holder depends on the facts and circumstances at the time when the determination must be made, prospective investors are advised to consult their own tax advisors to determine their tax treatment.

         If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the shares of Series A Preferred Stock will be treated as a distribution on the shares of Series A Preferred Stock as described under "Federal Income Tax Considerations-Taxation of Taxable Domestic Stockholders". If the redemption is taxed as a dividend, the Preferred Holder's adjusted tax basis in the shares of Series A Preferred Stock will be transferred to its other share holdings in the Company. If, however, the Preferred Holder has no remaining share holdings in the Company, that basis could be transferred to a related person or it may be lost.

         Backup Withholding. The Company will report to its domestic stockholders and to the Service the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless it (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder which does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding is available as a credit against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the Company. See "Certain United States Tax Considerations for Non-U.S. Stockholders-Distributions from the Company-Capital Gain Dividends" below.

         Taxation of Tax-Exempt Stockholders. The Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT," based on that ruling and the statutory framework of the Code, distributions by the Company to a stockholder which is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code, that the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity, and that the Company, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit.

         However, if any pension or other retirement trust which qualifies under
Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by that REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (i) it would not have qualified as a REIT but for the provisions of the Code which look through the qualified pension trust in determining ownership of stock of the REIT and (ii) at least one qualified pension trust holds more than 25% by value of the interests of that REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in that REIT.

OTHER TAX CONSIDERATIONS

         The Management Company. A portion of the cash to be used by the Operating Partnership to fund distributions to partners, including the Company, is expected to come from the Management Company through dividends on the preferred stock of the Management Company held by the Operating Partnership through PSMLP and from interest on the Subordinated Note. In addition, the Management Company will receive income from the Company, the Operating Partnership and unrelated third parties. Because the Company, the Operating Partnership and the Management Company are related through stock or partnership ownership, income of the Management Company from services performed for the Company and the Operating Partnership may be subject to certain rules under which additional income may be allocated to the Management Company. On account of those ownership relationships, the allocation of certain expenses and reimbursements thereof among the Company, the Management Company and the Operating Partnership could be subject to additional scrutiny by the Service.

         The Management Company will pay Federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. That income could arise from the Management Company's operations as well as from the sale or distribution in kind of land parcels by the Management Company. The Management Company will attempt to minimize the amount of those taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Company is required to pay Federal, state, or local taxes, the cash available for distribution by the Company to stockholders will be reduced accordingly.

         In addition, to the extent that tax exempt entities and foreign persons hold stock of the Company, the interest expense deductions of the Management Company on the Subordinated Notes could be reduced.

         Recent Proposed Tax Legislation. On February 2, 1998, the Clinton administration released its budget proposal for fiscal year 1999. The proposal includes a number of provisions affecting REITs. One proposed provision would amend the 10% Voting Stock Test described above. Pursuant to the Clinton administration proposal, a REIT would remain subject to the current restriction and would also be precluded from owning more than 10% of the value of all classes of stock of any one issuer. If the proposal were enacted as currently drafted, it would be effective with respect to stock acquired on or after the date of the first committee action. To the extent that the Company's current stock ownership in a subsidiary is grandfathered by virtue of this effective date, the grandfathered status would terminate with respect to the subsidiary if the subsidiary engaged in a new trade or business or acquired substantial new assets.

         Because the Company owns more than 10% of the value of the securities of the Management Company, it could not presently satisfy the new 10% value limitation with respect to such corporation. Accordingly, if the proposal were enacted as currently drafted and the Management Company were to engage in a new trade or business or acquire substantial new assets, the grandfathered status of the Company's ownership of stock in the Management Company would terminate and the Company would fail to qualify as a REIT. Moreover, the Company would not be able to own more than 10% of the vote or value of any subsidiary formed after the effective date of the proposal. Thus, the proposal, if enacted as currently drafted, may materially impede the ability of the Company to engage in new third-party management or similar activities.

         Possible Legislative or Other Actions Affecting Tax Consequences. Prospective stockholders should recognize that the present Federal income tax treatment of investment in the Company may be modified by legislative, judicial or administrative action at any time and that those actions may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. No assurance can be given as to the form or content (including with respect to effective dates) of any tax legislation which may be enacted. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in the Company.

         State and Local Taxes. The Company and its stockholders may be subject to state or local taxation, and the Company and the Operating Partnership may be subject to state or local tax withholding requirements, in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Series A Preferred Stock or Common Stock.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS
                            FOR NON-U.S. STOCKHOLDERS

         The following is a discussion of certain anticipated U.S. Federal income and U.S. Federal estate tax consequences of the ownership and disposition of stock applicable to Non-U.S. Stockholders of that stock. A "Non-U.S. Stockholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia (unless in the case of a partnership, Treasury regulations provide otherwise),
(iii) an estate whose non-U.S. source income which is not effectively connected with a U.S. trade or business is not includible in its U.S. Federal gross income or (iv) a trust which is not a "U.S. Trust." A trust is a U.S. Trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons has the authority to control all substantial decisions of the trust. The discussion is based on current law and is for general information only. The discussion does not address other aspects of U.S. Federal taxation other than income and estate taxation or all aspects of U.S. Federal income and estate taxation. The discussion does not consider any specific facts or circumstances which may apply to a particular Non-U.S. Stockholder.

         PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF STOCK.

DISTRIBUTIONS FROM THE COMPANY

         Ordinary Dividends. The portion of dividends received by Non-U.S. Stockholders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty or the Non-U.S. Stockholder files an Internal Revenue Service Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of that Non-U.S. Stockholder). Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Stockholders which are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Stockholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock. In cases in which the dividend income from a Non-U.S. Stockholder's investment in stock is (or is treated as) effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to those dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder which is a foreign corporation).

         Under current Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding rules discussed above and, under the current interpretation of the Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, under recently finalized Treasury regulations effective for dividends paid after December 31, 1999 (the "New Regulations"), a Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate will be required to satisfy applicable certification requirements on Internal Revenue Service Form W-8. The New Regulations will also permit a reduced rate of withholding on payments of dividends to foreign partnerships whose partners are entitled to a reduced rate of withholding if the partners and the foreign partnership supply the appropriate Internal Revenue Service certifications or if the foreign partnership elects to be treated as a "qualified intermediary" for withholding tax purposes. Under the New Regulations, Non-U.S. Stockholders who claim that the dividends are effectively connected with the conduct of a U.S. trade or business will have to supply Form W-8A in lieu of Form 4224 (Form W-8A to date has only been issued in proposed form and is subject to change).

         Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by the Company to a Non-U.S. Stockholder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Stockholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether that distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of that distribution to the extent it constitutes USRPI Capital Gains. That distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Stockholder which is a foreign corporation.

         Non-Dividend Distributions. Any distributions by the Company which exceed both current and accumulated earnings and profits of the Company will not be taxed as either ordinary dividends or capital gain dividends. See "Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Taxable Domestic Stockholders." However, if it cannot be determined at the time a distribution is made whether or not that distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Stockholder may seek a refund of over withholding from the Service once it is subsequently determined that the distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. Under the New Regulations, the Company will be entitled to make a reasonable estimate of the portion of the distribution which is not a dividend.

DISPOSITIONS OF STOCK

         Unless the stock constitutes USRPIs, a sale or exchange of stock by a Non-U.S. Stockholder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute USRPIs if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. It is currently anticipated that the Company will be a domestically controlled REIT and, therefore, that the sale of stock will not be subject to taxation under FIRPTA. No assurance can be given that the Company will continue to be a domestically controlled REIT.

         If the Company does not constitute a domestically controlled REIT, a Non-U.S. Stockholder's sale or exchange of stock generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) the Company's stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Common Stock is listed) and (ii) the selling Non-U.S. Stockholder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

         If gain on the sale or exchange of stock were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of stock could be required to withhold 10% of the purchase price and remit that amount to the Service. The branch profits tax would not apply to those sales or exchanges.

         Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Stockholder in three cases: (i) if the Non-U.S. Stockholder's investment in stock is effectively connected with a U.S. trade or business conducted by that Non-U.S. Stockholder, the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain,
(ii) if the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty) or (iii) if the Non-U.S. Stockholder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates.

FEDERAL ESTATE TAX

         Stock owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. That individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         The Company must report annually to the Service and to each Non-U.S. Stockholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Stockholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Stockholder resides.

         U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons which fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock to a Non-U.S. Stockholder at an address outside the United States. However, under the New Regulations, a Non-U.S. Stockholder may be required to provide certification on Form W-8 to be exempt from backup withholding.

         The payment of the proceeds from the disposition of stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of a payment of proceeds from the disposition of stock to or through a non-U.S. office of a broker which is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Stockholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. A payment of the proceeds from the disposition of stock to or through that broker will be subject to backup withholding if that broker has actual knowledge that the holder is a U.S. person.

         Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Stockholder's U.S. Federal income tax liability, provided that required information is furnished to the Service.

         These backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to stock is subject to change.


                              SELLING STOCKHOLDERS

         On the date of this Prospectus, SCPGI owns all of the Series A Preferred Stock. The 2,999,400 shares of Series A Preferred Stock owned by SCPGI were purchased from the Company in a private transaction in November 1997 and are convertible into 2,999,400 Shares on the date of this Prospectus. The Selling Stockholders may offer any and all of the Series A Preferred Stock and the Shares pursuant to this Prospectus. If the Selling Stockholders sell all of the Series A Preferred Stock and the Shares, SCPGI will not own any shares of Series A Preferred Stock or Common Stock after the completion of this offering.

         Under the terms of the Registration Rights Agreement, dated November 13, 1997, between SCPGI and the Company (the "Registration Rights Agreement"), the Selling Stockholders may also include persons holding Shares as a result of a transfer or assignment to that person of Shares from SCPGI other than pursuant to an effective registration or Rule 144. Any Selling Stockholder other than SCPGI will disclose information regarding its identity and stock ownership in a supplement to this Prospectus.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders may from time to time offer and sell the Shares on the NYSE or the CSE, in the over-the-counter market, or otherwise and they may sell the Series A Preferred Stock or the Shares at market prices or at negotiated prices. They may sell the Series A Preferred Stock or the Shares in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, through put or call transactions relating to the Series A Preferred Stock or the Shares, through short sales of the Series A Preferred Stock or the Shares, pursuant to Rule 144 or otherwise. Those transactions may or may not involve brokers or dealers. The Selling Stockholders may include Merrill Lynch International Private Finance Limited, a Delaware corporation and pledgee of SCPGI, or any donees or other pledgees of the Selling Stockholders after the date of this Prospectus. If the Selling Stockholders sell the Series A Preferred Stock or the Shares through brokers, they expect to pay customary brokerage commissions and charges. The Company is registering the Series A Preferred Stock and the Shares to permit the Selling Stockholders to resell the Series A Preferred Stock and the Shares and to permit public secondary trading of the Shares from time to time. The Company is required to register the Shares under the terms of the Registration Rights Agreement.

         The Company has agreed to pay all expenses (other than selling commissions, underwriting discounts and fees and expenses of counsel to any Selling Stockholder) of the Selling Stockholders in connection with the registration and sale of the Series A Preferred Stock and the Shares. The following table lists the estimated expenses in connection with the registration and sale of the Series A Preferred Stock and the Shares, all of which will be paid by the Company:

         Registration fee......................................................              $ 29,500
         Transfer agent's fees.................................................                 2,500
         Printing and duplicating costs........................................                 5,000
         Legal fees and expenses...............................................                40,000
         Accounting fees and expenses..........................................                20,000
         Miscellaneous expenses................................................                 3,000
                                                                                             --------
         Total.................................................................              $100,000
                                                                                             ========

         The Selling Stockholders and any dealer, broker or other agent selling the Series A Preferred Stock or the Shares for a Selling Stockholder or purchasing the Series A Preferred Stock or the Shares from a Selling Stockholder for purposes of resale may be deemed to be an underwriter under the Securities Act and any compensation received by the Selling Stockholder, dealer, broker or other agent may be deemed to be underwriting compensation. The amount of that compensation cannot currently be estimated. The Company knows of no existing arrangements between any Selling Stockholder and any dealer, broker or other agent.

         To comply with certain states' securities laws, if applicable, the Series A Preferred Stock and the Shares may be sold in those states only through brokers or dealers. In addition, the Series A Preferred Stock and the Shares may not be sold in certain states unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.


         The Company has agreed to indemnify the Selling Stockholders and their respective directors, officers and controlling persons against certain liabilities relating to the Registration Statement (as defined below), including certain liabilities under the Securities Act. Each Selling Stockholder has agreed to indemnify the Company and its directors, officers and controlling persons against certain liabilities relating to information furnished by that Selling

Stockholder to the Company in writing for inclusion in the Registration Statement, including certain liabilities under the Securities Act.


                                     EXPERTS

         The consolidated financial statements and schedule of Urban Shopping Centers, Inc. and consolidated partnerships as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein, and on the authority of that firm as experts in accounting and auditing.


                                  LEGAL MATTERS

         Mayer, Brown & Platt will pass on certain legal matters relating to the validity of the Series A Preferred Stock and the Shares for the Company. Mayer, Brown & Platt has in the past represented and is currently representing the Company and certain of its affiliates.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act and files reports, proxy and information statements and other information with the Commission. The public may read and copy any materials the Company files with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of that material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov which contains any materials the Company files with the Commission. The Company's outstanding Common Stock is listed on the NYSE and the CSE under the symbol "URB", and the public may read any materials filed by the Company at the offices of the NYSE at 20 Broad Street, New York, New York 10005 and at the offices of the CSE at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

         The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") to register the Series A Preferred Stock and the Shares under the Securities Act. This Prospectus, which is a part of the Registration Statement, does not contain all the information included in the Registration Statement, because certain information has been omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document which is filed or incorporated by reference as an exhibit to the Registration Statement or to a document incorporated by reference in the Prospectus, you should refer to the exhibit for a more complete description.

                           INCORPORATION BY REFERENCE

         The Company has filed the following documents with the Commission (File No. 1-12278) pursuant to the Exchange Act and it is incorporating those documents by reference in this Prospectus:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

         (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and

         (3) The description of the Common Stock included in the Company's Registration Statement on Form 8-A.

         All documents which the Company files with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Series A Preferred Stock and the Shares will be deemed to be incorporated by reference in this Prospectus from the date of filing of those documents. Any statement which is contained in a document which is incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in another document which is filed after the first document and which is incorporated or deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. Any statement which is so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this Prospectus.

         The Company will provide at no cost to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of that person, a copy of any or all of the information which has been incorporated by reference in this Prospectus but not delivered with this Prospectus (not including exhibits to that information unless those exhibits are specifically incorporated by reference in that information). You should direct your requests to Urban Shopping Centers, Inc., 900 North Michigan Avenue, Suite 1500, Chicago, Illinois 60611, Attention: Secretary, telephone (312) 915-2000.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses in connection with the registration and sale of the securities registered hereby, all of which will be paid by the Registrant:


         Registration fee......................................................              $ 29,500
         Transfer agent's fees.................................................                 2,500
         Printing and duplicating costs........................................                 5,000
         Legal fees and expenses...............................................                40,000
         Accounting fees and expenses..........................................                20,000
         Miscellaneous expenses................................................                 3,000
                                                                                             --------
         Total.................................................................              $100,000
                                                                                             ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant's Charter contains a provision which limits that liability to the maximum extent permitted by Maryland law.

         Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant's Charter does not) to indemnify its directors and officers who have been successful, on the merits or otherwise, in the defense of any proceeding to which they are made a party by reason of their service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Maryland law permits the Registrant to advance reasonable expenses to a director or officer upon the Registrant's receipt of
(i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Registrant as authorized by the Registrant's Charter and
(ii) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the Registrant if it is ultimately determined that the director or officer did not meet the standard of conduct.

         The Registrant's directors and officers are and will be indemnified under the Registrant's Charter against certain liabilities. The Registrant's Charter requires it to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

         The partnership agreement of Urban Shopping Centers, L.P. provides for indemnification of the Registrant and its directors and officers to the same extent as the Registrant's Charter provides for indemnification of the Registrant's directors and officers, and it limits the liability of the Registrant and its directors and officers to Urban Shopping Centers, L.P. and its partners to the same extent as the Registrant's Charter limits the liability of the directors and officers of the Registrant to the Registrant and its stockholders.

         The Registrant has agreed to indemnify the stockholders selling securities pursuant to this Registration Statement and their respective directors, officers and controlling persons against certain liabilities relating to this Registration Statement, including certain liabilities under the Securities Act. Each stockholder selling securities pursuant to this Registration Statement has agreed to indemnify the Registrant and its directors, officers and controlling persons against certain liabilities relating to information furnished by that stockholder to the Registrant in writing for inclusion in this Registration Statement, including certain liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         See the Exhibit Index included herewith which is hereby incorporated herein by reference.


ITEM 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                         Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of Urban Shopping Centers, Inc., a Maryland corporation, and each of the undersigned directors and officers of Urban Shopping Centers, Inc., hereby constitutes and appoints Matthew S. Dominski, Adam S. Metz and Michael G. Hilborn its, his or her true and lawful attorneys-in-fact and agents, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this Registration Statement, and any registration statement to register additional securities pursuant to Rule 462 under the Securities Act of 1933, and to file each such document with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on September 15, 1998.

                                     URBAN SHOPPING CENTERS, INC.


                                     By:    /s/ Michael G. Hilborn
                                           -----------------------------------
                                           Michael G. Hilborn
                                           Senior Vice President and General
                                           Counsel

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                    NAME                                        TITLE                                DATE
                    ----                                        -----                                ----
 /s/ Matthew S. Dominski                     President, Chief Executive Officer and            September 15, 1998
 ------------------------------------        Director (Principal Executive Officer)
             Matthew S. Dominski

 /s/ Adam S. Metz                            Executive Vice President and Chief                September 15, 1998
------------------------------------         Financial Officer (Principal Accounting
                Adam S. Metz                 and Financial Officer)


 /s/ Neil G. Bluhm                           Director                                          September 15, 1998
------------------------------------
                Neil G. Bluhm



 /s/ Judd D. Malkin                          Director                                          September 15, 1998
------------------------------------
               Judd D. Malkin



 /s/ James B. Digney                         Director                                          September 15, 1998
------------------------------------
               James B. Digney



 /s/ Susan Getzendanner                      Director                                          September 15, 1998
------------------------------------
             Susan Getzendanner



 /s/ John E. Neal                            Director                                          September 15, 1998
------------------------------------
                John E. Neal



 /s/ Phillip B. Rooney                       Director                                          September 15, 1998
------------------------------------
              Phillip B. Rooney



 /s/ John G. Schreiber                       Director                                          September 15, 1998
------------------------------------
              John G. Schreiber



                                             Director
------------------------------------
             Henry T. Segerstrom


                                INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                      DOCUMENT DESCRIPTION
  ------                      --------------------

    4.1 Fourth Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to exhibit 3.1 to the Registrant's Form 10-K for the year ended December 31, 1994).

    4.2 Articles Supplementary of the Registrant (incorporated by reference to exhibit 3.3 to the Registrant's Form 10-K for the year ended December 31, 1997).

    4.3 Second Amended and Restated By-laws of the Registrant (incorporated by reference to exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1994).

    4.4 Form of Common Stock Certificate (incorporated by reference to exhibit 4.1 to the Registrant's Form 10-Q for the period ended September 30, 1993).

    5 Opinion of Mayer, Brown & Platt as to the legality of the securities offered.

    8      Opinion of Mayer, Brown & Platt as to certain tax matters.

   23.1    Consent of KPMG Peat Marwick LLP.

   23.2 Consent of Mayer, Brown & Platt (included in its opinions filed as Exhibits 5 and 8).

   24      Power of Attorney (included at page II-3).